Fitch Proof - 92892-Arcturus Therapeutics Proxy Card Rev 08 - Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.
Vote by Internet – QUICK ★★★ EASY
IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail

ARCTURUS THERAPEUTICS LTD.	Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on July 4, 2018.

INTERNET/MOBILE — www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU
ARE VOTING ELECTRONICALLY .

▲FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED▲

PROXY								Please mark your votes like this	☒

1.	Approval of an amendment to the Company’s Articles of Association, as provided in Proposal 1 of the Proxy Statement.	FOR ☐	AGAINST ☐	ABSTAIN ☐	4.	Approval of the terms of compensation granted to former Interim President Mr. Mark Herbert.	FOR ☐	AGAINST ☐	ABSTAIN ☐

						Is the undersigned a controlling shareholder or have a personal interest in Item 4[1]?		YES ☐	NO ☐

2.	Appointment of the following individuals as directors to the Board and approval of their compensation terms:					IMPORTANT: If you do not respond negatively to this item, your vote will not be counted in the required majority to approve proposal 4.

		FOR	AGAINST	ABSTAIN	In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.
(1)	Dr. Peter Farrell	☐	☐	☐
(2)	Mr. Andy Sassine	☐	☐	☐
(3)	Dr. Magda Marquet	☐	☐	☐
(4)	Mr. James Barlow	☐	☐	☐	Name		Signature

					Name		Signature

3.	Approval of the execution of an Agreement and Release by the Company, and the performance of the Company’s obligations thereunder.	FOR ☐	AGAINST ☐	ABSTAIN ☐	1 As further described under “Vote Required for Approval of the Proposal 4” in the Proxy Statement.
CONTROL NUMBER

Signature	Signature, if held jointly	Date	, 2018.

Note: Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as an executor, administrator, trustee, or guardian, please give the full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Fitch Proof - 92892-Arcturus Therapeutics Proxy Card Rev 08 - Back

The Proxy Statement is available at:

http://www.cstproxy.com/arcturusrx/2018.

The Company’s Annual Report on Form 20-F for the year ended

December 31, 2017, filed with the SEC on May 14, 2018 is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website:

http://ir.arcturusrx.com/investor-relations

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PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ARCTURUS THERAPEUTICS LTD.

The undersigned hereby appoints Dr. Peter Farrell, Mr. Andy Sassine, Dr. Magda Marquet, and Mr. James Barlow, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Arcturus Therapeutics Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 10:00 a.m. (Pacific Time) on Thursday, July 5, 2018, at the offices of Arcturus’ U.S. legal counsel, Dentons US LLP, located at 4655 Executive Drive, Suite 700, San Diego, CA 92121, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE WITH RESPECT TO ANY MATTER, THIS PROXY WILL BE VOTED FOR IN SUCH MATTER. ANY AND ALL PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED ARE HEREBY REVOKED.

(Continued, and to be marked, dated and signed, on the other side)